SECURITIES AND EXCHANGE COMMISSION
                                Washington, DC 20549

                                     FORM 12b-25

                             Notification of Late Filing


                                            Commission File Number  0-17366
                                                                   --------

               (Check one):   [X] Form 10-K and Form 10-KSB [ ] Form 11-K
          [ ] Form 20-F  [ ] Form 10-Q and Form 10-QSB  [ ] Form N-SAR

               For period ended  December 31, 1994
                                -------------------

          [ ] Transition Report on Form 10-K and Form 10-KSB
          [ ] Transition Report on Form 20-F
          [ ] Transition Report on Form 11-K
          [ ] Transition Report on Form 10-Q and Form 10-QSB
          [ ] Transition Report on Form N-SAR

              For the transition period ended
                                              --------------------------
          Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

               Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

               If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification
          relates:       N/A
                   --------------

                                       PART I
                               REGISTRANT INFORMATION

               Full name of registrant Shared Technologies Inc.
                                       --------------------------
               Former name if applicable
                                         --------------------------
               Address of principal executive office (Street and Number)
                          100 Great Meadow Road, Suite 104
                         ----------------------------------

               City, State and Zip Code  Wethersfield, CT 06109
                                        ------------------------

                                       PART II
                               RULE 12b-25(b) AND (c)

               If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

               [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

               [ ] (b) The subject annual report, semi-annual report, transition report on Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

               [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                      PART III
                                      NARRATIVE

               State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not filed within the prescribed time period. (Attach extra sheets if needed.)

          The registrant hereby requests an extension of time to file its annual form 10-K until April 15, 1995, originally due March 31, 1995. The registrant is currently awaiting additional information from third parties in order to complete its financial statements as of and for the year ended December 31, 1994. This information is integral to the completion of the financial statements and could not be obtained timely without unreasonable effort and expense to the Company. Due to the aforementioned facts, the registrant respectfully requests an additional fifteen days to file the 1994 annual form 10-K.

                                       PART IV
                                  OTHER INFORMATION

               (1) Name and telephone number of person to contact in regard to this notification.

              Vincent DiVincenzo                 (203) 258-2400
          --------------------------------------------------------------
                    (Name)               (Area Code) (Telephone Number)


               (2) Have all other periodic reports required under Section 13 or 15(d) or the Securities and Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer if no, identify report(s)
                                                            [X] Yes  [ ] No

               (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                               See Attached                 [X] Yes  [ ] No

               If so; attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                               Shared Technologies Inc.
                            ----------------------------
                    (Name of Registrant as Specified in Charter)

               Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

          Date  3-30-95  By   /s/ Vincent DiVincenzo
                -------      ------------------------

               Instructions. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                      ATTENTION

               Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001)


                      Shared Technologies Inc. and Subsidiaries
                        Consolidated Statements of Operations
                                 For the Years Ended
                             December 31, 1994 and 1993
                                     (Unaudited)

                                           1994          1993
          Revenue:
           Shared tenant services         28,666,574   21,811,878
           FMS                             6,482,637    1,542,893
           Cellular Service               10,217,300    2,071,035
                                         -----------  -----------
             Total revenue                45,366,511   25,425,806
          Cost of revenue:
           Shared tenant services         15,716,890   11,627,939
           FMS                             5,161,130    1,282,064
           Cellular services               5,293,845    1,604,040
                                         -----------  -----------
             Total cost of revenue        26,171,865   14,514,043
                                         -----------  -----------
          Gross Margin                    19,194,646   10,911,763
          Selling, General and
          Administrative Expenses         16,908,521
                                                        9,796,951
          Business Development
          Expenses                                        184,987
                                         -----------  -----------
          Operating Income                 2,286,125      929,825
          Interest expense                 (522,112)    (529,565)
          Interest income                    162,951       91,889
          Minority Interest                (115,321)     (81,928)
                                         -----------  -----------
          Income (Loss) Before Income
          Tax and Extraordinary Items      1,811,643      410,221
          Income Tax Benefit                 487,105
          Extraordinary Item                            (150,000)
                                         -----------  -----------
          Net Income                       2,298,748      260,221
          Preferred Dividend               (502,806)    (344,650)
                                         -----------  -----------
          Net Income (Loss) applicable
          to common stock                  1,795,942     (84,429)
                                         -----------  -----------
          Income (Loss) Per Common
          Shares:
          Income (Loss) Before
          Extraordinary Item                    0.27         0.01
          Extraordinary Item                               (0.03)
                                         -----------  -----------
               Net Income (Loss)                0.27       (0.02)
                                         ===========  ===========
          Weighted Average Common          6,792,277    5,132,296
          Shares Outstanding             ===========  ===========